United States securities and exchange commission logo





                               July 14, 2020

       Michael Raab
       President and Chief Executive Officer
       Ardelyx, Inc.
       34175 Ardenwood Blvd.
       Fremont, CA 94555

                                                        Re: Ardelyx, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 9, 2020
                                                            File No. 333-239764

       Dear Mr. Raab:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3 filed July 9, 2020

       General

   1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any "derivative action." Please
disclose whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. In that regard, we note that Section 27 of the Exchange
                                                        Act creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability created by
the Exchange Act or the rules and regulations thereunder, and Section
                                                        22 of the Securities
Act creates concurrent jurisdiction for federal and state courts over all suits brought to
enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
If the provision applies to Securities Act claims, please also revise your prospectus to
state that there is uncertainty as to whether a court would enforce such provision and that
investors cannot waive compliance with the federal securities laws and
 Michael Raab
Ardelyx, Inc.
July 14, 2020
Page 2
      the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
      Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                             Sincerely,
FirstName LastNameMichael Raab
                                                             Division of
Corporation Finance
Comapany NameArdelyx, Inc.
                                                             Office of Life
Sciences
July 14, 2020 Page 2
cc:       Mark V. Roeder, Esq.
FirstName LastName